                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

              MITSUI ANNOUNCES PLAN FOR PURCHASE OF ITS OWN SHARES

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 13, 2003



Commission File Number 09929






                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 13, 2003

                                   MITSUI & CO., LTD.


                                   By:/S/ Tasuku Kondo
                                      ------------------------------------------
                                      Name:  Tasuku Kondo
                                      Title: Executive Director
                                             Senior Executive Managing Officer
                                             Chief Financial Officer








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                                                                    May 9, 2003
FOR IMMEDIATE RELEASE

                                               Company name: Mitsui & Co., Ltd.
                                                            (Code number: 8031)
                                            2-1, Ohtemachi 1-chome, Chiyoda-ku,
                                                                   Tokyo, Japan
                              Officer responsible: Yuji Takagi, General Manager
                                              Corporate Communications Division


              MITSUI ANNOUNCES PLAN FOR PURCHASE OF ITS OWN SHARES

It was announced that at the meeting of the Board of Directors of Mitsui & Co., Ltd. (Mitsui), on May 9, 2003, the following plan for the purchase of Mitsui's own shares pursuant to Article 210 of the Commercial Code of Japan was approved to be presented for approval at the Ordinary General Meeting of Shareholders to be held on June 27, 2003.

1.  REASON FOR THE PLAN

At the Ordinary General Meeting of Shareholders held in June last year, Mitsui's shareholders approved a plan to purchase a maximum of 70,000,000 of Mitsui's shares for a maximum amount of Y70 billion, with the aim of facilitating the implementation of flexible management policies. To maintain and secure the continuation of necessary management policies, a proposal will be made for the establishment of the plan outlined below.

2.  OUTLINE OF THE SHARE PURCHASE PLAN

    (1) Type of shares to be purchased: Common shares
    (2) Total number of shares to be purchased: Up to 70,000,000 (representing 4.4% of the outstanding shares)
    (3) Amount of the purchase price: Up to Y50 billion

Notes:

1. Implementation of this plan is subject to approval by the Ordinary General Meeting of Shareholders to be held on June 27, 2003.

2. Following approval, Mitsui will be authorized to purchase its own shares flexibly when necessary.


                                     Inquiries should be addressed to:
                                     Mitsui & Co., Ltd.
                                     Corporate Communications Division
                                     Yoshikazu Hiraki, General Manager
                                     Tel: 03 (3285) 7533